(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 Form 12b-25 Commission File Number: 001-14162 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

GLENBOROUGH REALTY TRUST INCORPORATED

Full name of registrant:

N/A

Former name if applicable:

400 South El Camino Real

Address of principal executive office:

San Mateo, CA 94402-1708

City, state and zip code:

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form B-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On August 19, 2005, Glenborough Realty Trust Incorporated (the “Company”) filed a Form 8-K/A with Item 4.02(A) related to its restatement of the Company’s consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 (including all interim periods for 2003 and 2004), as well as the consolidated financial statements as of and for the quarter ended March 31, 2005. This restatement was to correct the Company’s accounting of preferred and common stock dividends.

On October 28, 2005, the Company decided to restate its consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 (including interim periods in 2003 and 2004) for the adjustments noted below. The August 19, 2005 Form 8-K/A has already disclosed the decision to restate these periods.

•	Improper cutoff related to disposition costs, losses on Rabbi Trust investments and amortization of prepaid rent: The Company did not achieve proper cutoff with regard to these items during 2001 and 2002. The impact of these corrections was a decrease in net income for 2001 of $205,000 and an increase in net income for 2002 of $205,000.

•	Recording of intangible assets and related amortization in connection with real estate acquisitions: The Company adopted FAS 141, Business Combinations, on July 1, 2001. However, the Company did not assign value to acquired at-market in-place leases for buildings purchased subsequent to July 1, 2001 until 2003. In 2003, the Company recorded entries to separately identify those intangible assets and to correct the amortization as if the intangibles had been properly recorded at the acquisition dates and amortized over their useful lives (as opposed to being treated as part of the real estate acquired and depreciated over the useful life of the building). The restatement related to intangible assets and related amortization reverses the accounting done in 2003 and records it in 2001 and 2002 when the acquisitions were consummated. The impact of this correction was a decrease in net income for 2001 of $46,000, a decrease in net income for 2002 of $913,000, and an increase in net income for 2003 of $962,000. The impact of this adjustment is a decrease in net income of $560,000 and $653,000 for the three month periods ended March 31 and June 30, 2003, respectively. The impact of this adjustment is an increase in net income of $2,175,000 for the three month period ended September 30, 2003.

•	Recording of interest rate cap: The Company entered into an interest rate cap to protect against movements in interest rates at the end of 2001. This interest rate cap expired in 2004. The Company did document its intent that this interest rate cap would qualify for hedge accounting under FAS 133, Accounting for Derivatives, but failed to document that the hedge was expected to be 100% effective each quarter during the life of the interest rate cap. As a result, the Company was not entitled to apply hedge accounting to this instrument. The failure to qualify for hedge accounting requires that all changes in the fair value of the interest rate cap be recorded in the consolidated statements of operations. In addition, this correction records the changes in the fair value of the cap in the proper periods. The impact of this correction was a decrease in net income for 2002 of $414,000, an increase in net income for 2003 of $130,000, and an increase in net income for 2004 of $288,000. The impact of this adjustment is a decrease in net income of $97,000 and $88,000 for the three month periods ended March 31 and June 30, 2003, respectively. The impact of this adjustment is an increase in net income of $273,000 and $42,000 for the three month periods ended September 30 and December 31, 2003, respectively. The impact of this adjustment is an increase in net income of $72,000, $216,000, $0 and $0 for the three month periods ended March 31, June 30, September 30, and December 31, 2004, respectively.

On November 4, 2005, the Company decided to restate its consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 (including interim periods in 2003 and 2004), as well as the consolidated financial statements as of and for the quarters ended March 31 and June 30, 2005, for the adjustments discussed below. The net sum of these adjustments is a reduction to net income of $1,216,000 in 2002, an increase in net income of $1,415,000 in 2003, an increase in net income of $647,000 in 2004, and increases in net income of $23,000 and $138,000 during the three months ended March 31, and June 30, 2005, respectively. The quarterly impact of these adjustments during the year ended December 31, 2003, was a decrease in net income of $574,000 for the first quarter of 2003, a decrease in net income of $659,000 for the second quarter of 2003, an increase in net income of $2,524,000 for the third quarter of 2003, and an increase in net income of $124,000 for the fourth quarter of 2003. The quarterly impact of these adjustments during the year ended December 31, 2004, was an increase in net income of $156,000 for the first quarter of 2004, an increase in net income of $219,000 for the second quarter of 2004, an increase in net income of $136,000 for the third quarter of 2004, and an increase in net income of $136,000 for the fourth quarter of 2004. As a result, the Company’s financial statements on Form 10-Q dated June 30, 2005 can no longer be relied on. These adjustments related to:

•	Recording of amortization on fees paid for the unsecured bank line of credit: The Company is restating its amortization for fees paid on its unsecured bank line of credit to properly record amortization given the amendments and the modifications to the line of credit and amendments to the maturity date of the line of credit. The restatement results in a write-off of approximately $1.7 million of fees in December 1998 in connection with a reduction of the line of credit capacity and a change in the amortization periods during the life of the line of credit as various amendments were made. The impact on retained earnings on January 1, 2002 was a decrease of approximately $2.7 million. The impact of this adjustment is a decrease in net income of $94,000 in 2002, an increase in net income of $330,000 in 2003, an increase in net income of $491,000 in 2004 and an increase in net income of $301,000 for the nine months ended September 30, 2005. The impact of this adjustment is an increase in net income of $83,000, $83,000, $82,000, and $82,000 for the three month periods ended March 31, June 30, September 30, and December 31, 2003, respectively. The impact of this adjustment is an increase in net income of $83,000, $136,000, $136,000, and $136,000 for the three month periods ended March 31, June 30, September 30, and December 31, 2004, respectively. The impact of this adjustment is an increase in net income of $138,000, $138,000 and $25,000 in the first quarter, second quarter and third quarter of 2005.

Periods prior to 2002 for all of the restatement items (including the restatement for preferred and common stock dividends) will be reflected in the Selected Financial Data table in Item 6 of the Company’s Form 10-K/A for the year ended December 31, 2004. The impact of restating periods prior to 2002 was a decrease in stockholders’ equity at January 1, 2002 of $19,280,000.

The Company’s principal executive officer, principal financial officer and members of the Audit Committee of the Company’s Board of Directors have discussed these matters internally and with the Company’s current independent registered public accountants as well as with the Company’s prior independent registered public accountants. The above corrections do not have an adverse impact on any covenants associated with the Company’s unsecured bank line of credit.

The impact of the restatements for the items other than the preferred and common stock dividends on the Company’s consolidated financial statements for the affected periods is summarized below (dollars in thousands). All interim data in the tables below is unaudited. Until the Company has filed a Form 10-K/A, the prior independent public accounting firm shall not have completed its review of the restatement.

Consolidated Balance Sheets:	As of June 30, 2005
	Previously Reported		As Restated
Leasing and financing costs	$26,659		$25,001
Total assets	$1,352,784		$1,351,126
Other liabilities		(1)		(1)
Total liabilities		(1)		(1)
Minority interest	$34,718		$34,531
Distributions in excess of accumulated earnings	$(297,556)		$(299,027)
Total stockholders’ equity	$497,406		$495,935
Total liabilities and stockholders’ equity	$1,352,784		$1,351,126

Interim Consolidated Statements of Operations:

	Three months ended June 30, 2005
	Previously Reported (3)		As Restated
Interest expense	$9,724		$9,575
Income (loss) before minority interest, discontinued operations and cumulative effect of change in accounting principle	$2,755		$2,904
Minority interest	$994		$1,005
Income (loss) before discontinued operations and cumulative effect of change in accounting principle	$1,761		$1,899
Income (loss) before cumulative effect of change in accounting principle	$13,653		$13,791
Net income (loss)	$13,653		$13,791
Preferred dividends		(1)		(1)
Dividends paid on redeemed preferred stock		(1)		(1)

Net income (loss) available to Common Stockholders	$11,841		$11,979
Basic Income (Loss) Per Share Data:
Income (loss) from continuing operations	$0.02		$0.03
Income from discontinued operations	$0.31		$0.30
Net income (loss) available to Common Stockholders		(1)		(1)

Diluted Income (Loss) Per Share Data:
Income (loss) from continuing operations	$0.02		$0.03
Income from discontinued operations	$0.31		$0.30
Net income (loss) available to Common Stockholders		(1)		(1)

The impact of the restatements, including the impact of the previously announced restatement for common and preferred stock dividends, on the Company’s consolidated financial statements for the affected periods is summarized below (dollars in thousands):

Consolidated Balance Sheets:

	As of March 31, 2005
	Previously Reported	As Restated
Leasing and financing costs	$29,033	$27,226
Total assets	$1,380,044	$1,378,237
Other liabilities	$34,353	$48,782
Total liabilities	$835,203	$849,632
Minority interest	$34,501	$34,418
Distributions in excess of accumulated earnings	$(281,964)	$(298,117)
Total stockholders’ equity	$510,340	$494,187
Total liabilities and stockholders’ equity	$1,380,044	$1,378,237

	As of December 31, 2004		As of December 31, 2003
	Previously Reported	As Restated	Previously Reported	As Restated
Leasing and financing costs	$24,403	$22,447	$25,606	$22,796
Total assets	$1,433,101	$1,431,145	$1,405,239	$1,402,429
Other liabilities	$31,282	$47,213	$37,221	$51,790
Total liabilities	$750,650	$766,581	$776,425	$790,994
Minority interest	$39,124	$39,127	$36,969	$36,765
Distributions in excess of accumulated earnings	$(223,282)	$(241,172)	$(184,843)	$(202,018)
Total stockholders’ equity	$643,327	$625,437	$591,845	$574,670
Total liabilities and stockholders’ equity	$1,433,101	$1,431,145	$1,405,239	$1,402,429

Consolidated Statements of Operations:

	Year ended December 31, 2004				Year ended December 31, 2003				Year ended December 31, 2002
	Previously Reported (2)		As Restated		Previously Reported (2)		As Restated		Previously Reported (2)		As Restated
Rental revenue		(1)		(1)		(1)		(1)	$139,636		$139,564
Total operating revenue		(1)		(1)		(1)		(1)	$143,308		$143,236
Depreciation and amortization		(1)		(1)	$50,145		$49,079		$37,873		$38,888
Total operating expenses		(1)		(1)	$121,081		$120,015		$93,871		$94,886
Interest and other income		(1)		(1)		(1)		(1)	$5,389		$5,528
Interest expense	$33,742		$32,888		$29,988		$29,478		$24,739		$25,304
Income before minority interest, discontinued operations and cumulative effect of change in accounting principle	$12,968		$13,822		$13,531		$15,107		$20,418		$18,905
Minority interest	$465		$672		$1,101		$1,262		$291		$155
Income before discontinued operations and cumulative effect of change in accounting principle	$12,503		$13,150		$12,430		$13,845		$20,127		$18,750
Discontinued operations		(1)		(1)		(1)		(1)	$2,363		$2,524
Income before cumulative effect of change in accounting principle	$28,487		$29,134		$29,654		$31,069		$22,490		$21,274
Net income	$27,575		$28,222		$29,654		$31,069		$22,490		$21,274
Preferred dividends	$14,777		$13,272		$19,491		$19,422			(1)		(1)
Net income available to Common Stockholders	$4,825		$6,977		$10,417		$11,901		$2,926		$1,710

Basic Income (Loss) Per Share Data:
Income (loss) from continuing operations	$(0.29)		$(0.22)		$(0.18)		$(0.13)		$0.03		$(0.02)
Income from discontinued operations		(1)		(1)		(1)		(1)		(1)		(1)
Net income available to Common Stockholders	$0.15		$0.22		$0.38		$0.43		$0.11		$0.06

Diluted Income (Loss) Per Share Data:
Income (loss) from continuing operations	$(0.29)		$(0.22)		$(0.18)		$(0.13)		$0.03		$(0.02)
Income from discontinued operations		(1)		(1)		(1)		(1)	$0.07		$0.08
Net income available to Common Stockholders	$0.15		$0.22		$0.38		$0.43		$0.10		$0.06

Interim Consolidated Statements of Operations:

	Three months ended March 31, 2005		Three months ended March 31, 2004
	Previously Reported (3)	As Restated	Previously Reported (2)	As Restated
Interest expense	$9,321	$9,172	$8,153	$7,982
Income (loss) before minority interest, discontinued operations and cumulative effect of change in accounting principle	$(51,789)	$(51,640)	$5,181	$5,352
Minority interest	$(3,836)	$(3,710)	$(12)	$3
Income (loss) before discontinued operations and cumulative effect of change in accounting principle	$(47,953)	$(47,930)	$5,193	$5,349
Income (loss) before cumulative effect of change in accounting principle	$(36,846)	$(36,823)	$5,612	$5,768
Net income (loss)	$(36,846)	$(36,823)	$4,700	$4,856
Preferred dividends	(1)	(1)	$4,823	$3,318
Dividends paid on redeemed preferred stock	$2,102	$596	$—	$1,505
Net income (loss) available to Common Stockholders	$(46,069)	$(44,540)	$(123)	$33

Basic Income (Loss) Per Share Data:
Income (loss) from continuing operations	$(1.57)	$(1.53)	$0.01	$0.02
Income from discontinued operations	(1)	(1)	$0.02	$0.01
Net income (loss) available to Common Stockholders	$(1.28)	$(1.24)	$0.00	$0.00

Diluted Income (Loss) Per Share Data:
Income (loss) from continuing operations	$(1.57)	$(1.53)	$0.01	$0.02
Income from discontinued operations	(1)	(1)	$0.02	$0.01
Net income (loss) available to Common Stockholders	$(1.28)	$(1.24)	$0.00	$0.00

Interim Consolidated Statements of Operations:

	Three months ended June 30, 2004		Three months ended September 30, 2004				Three months ended December 31, 2004
	Previously Reported (2)	As Restated	Previously Reported (2)		As Restated		Previously Reported (2)	As Restated
Interest expense	$8,228	$7,843	$8,632		$8,483		$8,729	$8,580
Income (loss) before minority interest, discontinued operations and cumulative effect of change in accounting principle	$5,304	$5,689	$2,588		$2,737		$(105)	$44
Minority interest	$667	$833	$29		$42		$(219)	$(206)
Income before discontinued operations and cumulative effect of change in accounting principle	$4,637	$4,856	$2,559		$2,695		$114	$250
Income before cumulative effect of change in accounting principle	$18,006	$18,225	$3,719		$3,855		$1,150	$1,286
Net income	$18,006	$18,225	$3,719		$3,855		$1,150	$1,286
Dividends paid on redeemed preferred stock	$2,073	$568		(1)		(1)	(1)	(1)
Net income (loss) available to Common Stockholders	$6,706	$8,430	$410		$546		$(2,168)	$(2,032)

Basic Income (Loss) Per Share Data:
Income (loss) from continuing operations	$(0.17)	$(0.12)		(1)		(1)	$(0.10)	$(0.09)
Income (loss) from discontinued operations	$0.38	$0.39	$0.03		$0.04		(1)	(1)
Net income (loss) available to Common Stockholders	$0.21	$0.27	$0.01		$0.02		$(0.07)	$(0.06)

Diluted Income (Loss) Per Share Data:
Income (loss) from continuing operations	$(0.17)	$(0.12)		(1)		(1)	$(0.10)	$(0.09)
Income (loss) from discontinued operations	$0.38	$0.39	$0.03		$0.04		(1)	(1)
Net income (loss) available to Common Stockholders	$0.21	$0.27	$0.01		$0.02		$(0.07)	$(0.06)

Interim Consolidated Statements of Operations:

	Three months ended March 31, 2003		Three months ended June 30, 2003				Three months ended September 30, 2003
	Previously Reported (2)	As Restated	Previously Reported (2)		As Restated		Previously Reported (2)	As Restated
Depreciation and amortization	$11,099	$11,720	$11,838		$12,562		$12,418	$10,007
Total operating expenses	$30,777	$31,398	$28,415		$29,139		$29,442	$27,031
Interest expense	$6,846	$6,861	$6,889		$6,895		$7,898	$7,504
Income before minority interest and discontinued operations	$2,179	$1,543	$3,210		$2,480		$5,929	$8,734
Minority interest	$613	$551	$588		$517		$(147)	$134
Income before discontinued operations	$1,566	$992	$2,622		$1,963		$6,076	$8,600
Net income	$10,654	$10,080	$10,205		$9,546		$3,533	$6,057
Preferred dividends	$4,891	$4,889		(1)		(1)	$4,889	$4,822
Net income (loss) available to Common Stockholders	$5,780	$5,208	$5,317		$4,658		$(1,119)	$1,472

Basic Income (Loss) Per Share Data:
Income (loss) from continuing operations	$(0.09)	$(0.11)	$(0.06)		$(0.08)		$0.04	$0.14
Income (loss) from discontinued operations	(1)	(1)		(1)		(1)	$(0.08)	$(0.09)
Net income (loss) available to Common Stockholders	$0.21	$0.19	$0.19		$0.17		$(0.04)	$0.05

Diluted Income (Loss) Per Share Data:
Income (loss) from continuing operations	$(0.09)	$(0.11)	$(0.06)		$(0.08)		$0.04	$0.13
Net income (loss) available to Common Stockholders	$0.21	$0.19	$0.19		$0.17		$(0.04)	$0.05

Interim Consolidated Statements of Operations:

	Three months ended December 31, 2003 (2)
	Previously Reported	As Restated
Interest expense	$8,355	$8,218
Income before minority interest and discontinued operations	$2,213	$2,350
Minority interest	$47	$60
Income before discontinued operations	$2,166	$2,290
Net income	$5,262	$5,386
Net income available to Common Stockholders	$439	$563

The following information is presented to reflect the effects of the restatements, including the restatement for common and preferred stock dividends, on the selected financial data table to be included in the Company’s Form 10-K/A (dollars in thousands):

Operating Data:

	Year ended December 31, 2001		Year ended December 31, 2000
	Previously Reported (2)	As Restated	Previously Reported (2)		As Restated
Rental revenue	$131,280	$131,352		(1)		(1)
Total operating revenue	$137,908	$137,980		(1)		(1)
Depreciation and amortization	$33,412	$33,463		(1)		(1)
Total operating expenses	$85,152	$85,203		(1)		(1)
Interest and other income	$5,389	$5,250		(1)		(1)
Interest expense	$23,938	$24,252	$53,498		$53,737
Income before minority interest and discontinued operations	$32,914	$32,482	$8,198		$7,959
Discontinued operations	$13,706	$13,545		(1)		(1)
Net income	$43,875	$43,343	$36,236		$35,959
Net income available to Common Stockholders	$24,311	$23,779	$27,858		$28,178

Basic income (loss) per share:
Income (loss) from continuing operations	$0.44	$0.43	$0.30		$0.31
Income available to Common Stockholders	$0.90	$0.88	$0.95		$0.96

Diluted income (loss) per share:
Income (loss) from continuing operations	$0.44	$0.42	$0.30		$0.31
Income available to Common Stockholders	$0.89	$0.87	$0.60		$0.59

(1)	The restatements had no effect on this line item for this period.
(2)	Amounts have not been updated for discontinued operations for properties sold or which became held for sale subsequent to December 31, 2004.
(3)	Amounts have not been updated for discontinued operations for properties sold or which became held for sale subsequent to the quarter shown.

As a result of the additional time necessary to process the corrections described above, the Quarterly Report on Form 10-Q for the period ended September 30, 2005 could not be filed within the prescribed time period. The Company expects to be able to file such Form 10-Q by November 14, 2005. The Company intends to file an amended Annual Report on Form 10-K/A for the year ended December 31, 2004 and amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005 on December 1, 2005. The Company will file an amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2005 as soon as practicable.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen Saul (Name)	(650) (Area Code)	343-9300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GLENBOROUGH REALTY TRUST INCORPORATED

            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By: Glenborough Realty Trust Incorporated
Its: Chief Financial Officer

Date:	November 10, 2005	By:	/s/ Stephen Saul
Stephen Saul
Executive Vice President and Chief Financial Officer
(Authorized Officer and Principal Financial Officer)